SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35563; File No. 812-15752]

Franklin Lexington Private Markets Fund, et al.

April 30, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Franklin Lexington Private Markets Fund, Franklin BSP Capital Corporation, Franklin BSP Private Credit Fund, Franklin BSP Lending Fund, Franklin BSP Real Estate Debt BDC, Lexington Partners L.P., Lexington Advisors LLC, Franklin BSP Capital Adviser L.L.C., BSP CLO Management L.L.C., Benefit Street Partners L.L.C., and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on April 11, 2025, and amended on April 24, 2025 and April 29, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 27, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Todd Lebo, Esq., Franklin Templeton, and Richard J. Byrne, Benefit Street Partners L.L.C., One Madison Avenue, New York, NY 10010; David W. Blass, Esq., David.Blass@stblaw.com, Ryan P. Brizek, Esq., Ryan.Brizek@stblaw.com, Steven Grigoriou, Esq., Steven.Grigoriou@stblaw.com, and Debra Sutter, Esq., Debra.Sutter@stblaw.com, Simpson Thacher & Bartlett LLP, 900 G Street, NW, Washington, DC 20001.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Jill Ehrlich, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, dated April 29, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

> For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.